01 March 2002

02 MAR 13 AM 8:50

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02015787

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Proforma Full Year Financial Statement And Dividend Announcement

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

旺旺

Proforma Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001. These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		31.12.01	31.12.00	Change	31.12.01	31.12.00	Change
1.(a)	Turnover	730,351	563,988	29	0	0	0
1.(b)	Investment income	143	0	0	176,874	170,415	4
1.(c)	Other income including interest income	11,343	10,632	7	426	222	92
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	234,761	187,276	25	176,418	169,658	4
2.(b)(i)	Interest on borrowings	(7,389)	(12,317)	(40)	(3,021)	(4,145)	(27)
2.(b)(ii)	Depreciation and amortisation	(53,455)	(48,221)	11	(164)	(155)	6
2.(b)(iii)	Foreign exchange gain/(loss)	7,035	2,094	236	7,201	2,149	235
2.(c)	Exceptional items	0	0	0	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	180,952	128,832	40	180,434	167,507	8

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

		Group			Company		
		S$'000		%	S$'000		%
		31.12.01	31.12.00	Change	31.12.01	31.12.00	Change
2.(e)	Income derived from associated companies	(944)	(463)	104	0	0	0
2.(f)	Less income tax	(9,921)	(9,676)	3	(36)	(156)	(77)
2.(g)(i)	Operating profit after tax before deducting minority interests	170,087	118,693	43	180,398	167,351	8
2.(g)(ii)	Less minority interests	(1,621)	(2,757)	(41)	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	168,466	115,936	45	180,398	167,351	8
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	168,466	115,936	45	180,398	167,351	8

The FY2000 comparative figures have been restated due to adoption of the new/revised Singapore Statements of Accounting Standard ("SAS") on the Group's transferable loan payable with warrants issued (SAS 32), deferred expenditure (SAS 34) and proposed dividends (SAS 10). The adoption of these new/revised SAS resulted in a decrease in the profit attributable to shareholders of S$2 million and an increase in shareholders' equity of S$62 million for the Group for FY2000.

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	23.29%	21.05%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	24.23%	20.73%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
3.(c)(i)	Based on existing issued share capital	28.69 cts	19.74 cts
3.(c)(ii)	On a fully diluted basis	28.28 cts	19.74 cts
3.(d)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital	28.69 cts	19.74 cts
	(ii) On a fully diluted basis	28.28 cts	19.74 cts
3.(e)	Net tangible asset backing per ordinary share	118.23 cts	95.10 cts

The basic earnings per ordinary share is based on the weighted average number of ordinary shares of 587,159,000 (2000 : 587,228,000) in issue during the year.

In 2001, the fully diluted earnings per ordinary share is based on 595,608,000 ordinary shares assuming the full exercise of warrants outstanding during the year and adjusting the weighted average number of ordinary shares to reflect the effect of all potentially dilutive ordinary shares. In 2000, there is no dilution in respect of the warrants outstanding at the end of the financial year.

		Group			Company		
		S$'000		%	S$'000		%
		31.12.01	31.12.00	Change	31.12.01	31.12.00	Change
4.(a)	Sales reported for first half year	363,575	279,035	30	0	0	0
4.(b)	Operating profit [2(g)(i) above] reported for first half year	83,043	58,640	42	(1,659)	(1,625)	2
4.(c)	Sales reported for second half year	366,776	284,953	29	0	0	0
4.(d)	Operating profit [2(g)(i) above] reported for second half year	87,044	60,053	45	182,057	168,976	8

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

S$31,000 in relation to the Group's underprovision for prior year's tax liability.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
Nil	$0.00

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

By Activity

	Turnover		Profits Before Tax	
	2001	2000	2001	2000
	S$'000	S$'000	S$'000	S$'000
Rice Crackers	326,078	285,520	82,059	65,871
Snacks	246,848	171,099	69,965	49,315
Beverages	128,532	81,115	33,525	17,000
Others	28,893	26,254	(5,541)	(3,817)
Total	730,351	563,988	180,008	128,369
	2001	2000	2001	2000
	US$'000	US$'000	US$'000	US$'000
Rice Crackers	181,629	164,707	45,708	37,997
Snacks	137,497	98,701	38,971	28,448
Beverages	71,594	46,793	18,674	9,808
Others	16,093	15,145	(3,087)	(2,201)
Total	406,813	325,346	100,266	74,052

By Geographical Region

	Turnover		Profits Before Tax	
	2001	2000	2001	2000
	S$'000	S$'000	S$'000	S$'000
China	642,245	474,299	163,480	120,982
Taiwan	60,223	67,123	11,982	10,227

Taiwan	60,223	67,123	11,982	10,227
Others	27,883	22,566	4,546	(2,840)
Total	730,351	563,988	180,008	128,369
	2001	2000	2001	2000
	US$'000	US$'000	US$'000	US$'000
China	357,737	273,608	91,060	69,790
Taiwan	33,545	38,721	6,674	5,900
Others	15,531	13,017	2,532	(1,638)
Total	406,813	325,346	100,266	74,052

Note : The US$ figures are presented for information purpose only and have been translated from S$ to US$ at the average rate of 1.7953 for the period (2000 : 1.7335).

7.(a) <u>Review of the performance of the company and its principal subsidiaries</u>

Group turnover and profit before tax increased by 29% and 40% to S$730 million and S$180 million respectively.

Turnover from "Snacks" and "Beverages" grew by 44% and 58% respectively, due mainly to increase in turnover of gummy sweets and Hot Kid milk. However, the Group's other core product, "Rice Cracker", which contributed to 45% of overall turnover, increased at a slower rate of 14% despite a unit volume increase of 48% in China. This was due to the launching of lower price brand products to manage competition from local manufacturers in China.

By geographical region, 88% of Group's turnover was derived from China, 8% from Taiwan and the remaining 4% from other regions. Turnover from China improved by 35% to S$642 million due to increased sales from all product segments. Turnover from Taiwan declined by 10% to S$60 million due to economic slowdown while turnover from other regions increased by 24% due to higher sales from countries such as Korea.

Profit before tax improved by 40% to S$180 million. This was achieved through higher turnover and increased capacity utilization resulting in lower unit cost of production.

Income tax expense increased marginally due to continued utilisation of tax concessions in China.

Note : The US$ figures are presented for information purpose only and have been translated from S$ to US$ at the average rate of 1.7953 for the period (2000 : 1.7335).

7.(b) <u>A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.</u>

In the opinion of the Directors, no item or event of a material or unusual nature has arisen since the end of the period under review to the date of this announcement which would affect materially the results of the operations of the Group and the Company.

8. Commentary on current year prospects

The Group will continue to improve its competitive position to meet the changing market environment. Barring unforeseen circumstances, the Directors expect the Group to remain profitable in FY2002.

9. Dividend

(a) Present Period

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	65 % per ordinary share tax exempt
Par value of shares	US$0.20
Tax Rate	

(b) Previous Corresponding Period

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	32 % per ordinary share tax exempt
Par value of shares	US$0.20
Tax Rate	

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	141,516	65,146
Preference	0	0
Total:	141,516	65,146

(d) Date payable

To be announced at a later date.

(e) Books closing date

To be announced at a later date.

(f) Any other comments relating to Paragraph 9

The Directors are pleased to recommend a first and final dividend of 65% or 13 US cents per ordinary share of par value US$0.20 each tax exempt amounting to US$76,330,253 (2000 : 32% or 6.4 US cents per ordinary share of par value US$0.20 each tax exempt amounting to US$37,580,335) in respect of the financial year ended 31 Decemebr 2001 for approval by shareholders at the next Annual General Meeting to be convened.

10. Balance sheet

Unaudited Balance Sheet

	Company	Group
	S$'000	S$'000
Share Capital	172,352	172,352
Capital Reserves	25,950	148,265
Revenue Reserves	486,987	374,527
Share Capital and Reserves	685,289	695,144
Minority Interests	0	9,538
Capital employed	685,289	704,682
Represented by :		
Non-current assets		
Fixed Assets	9,142	571,939
Investments in subsidiaries/ associated companies	455,251	1,108
Long term investments	3,069	4,091
Intangible assets	0	965
	467,462	578,103
Net current assets		
Current assets	271,616	381,155
Short term loans and overdraft	0	(55,757)
Other current liabilities	(488)	(110,053)
	271,128	215,345
Non-current liabilities		
Term Loans	(53,301)	(87,377)
Bonds payable	0	0
Deferred taxation	0	0
Others	0	(1,389)
	(53,301)	(88,766)
Net assets	685,289	704,682

11. Details of any changes in the company's issued share capital

1,259 warrants were converted into ordinary shares of US$0.20 each during the 6 month period ended 31 December 2001.

The number of issued paid up ordinary share capital as at 31 December 2001 were 587,155,789 shares of US$0.20 each.

12. <u>Comparative figures of the group's borrowings and debt securities</u>

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
4,264,000	51,493,000	8,248,000	71,849,000

(b) Amount repayable after one year

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
15,536,000	71,841,000	5,287,000	54,645,000

(c) Any other comments relating to Paragraph 12

NIL

BY ORDER OF THE BOARD

ADAMS LIN FENG I
Group Vice President and Director
28/02/2002

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Auditor's Report